Exhibit 10.1

ASSET PURCHASE AGREEMENT

This Asset Purchase Agreement (this “Agreement”) is entered into effective as of July 25, 2012 by and between CytoDyn Inc., a Colorado corporation (the “Buyer”), and Progenics Pharmaceuticals, Inc., a Delaware corporation (the “Seller”). The Buyer and the Seller are referred to collectively herein as the “Parties.”

RECITALS

A. The Seller has developed a proprietary humanized monoclonal antibody viral entry inhibitor drug candidate identified as PRO 140 and with a chemical structure shown in Exhibit A (“PRO 140”) for human immunodeficiency virus.

B. The Buyer desires to acquire from the Seller, and the Seller desires to sell, transfer and assign to the Buyer, certain of Seller’s assets related to PRO 140 for the purchase price and upon the terms and subject to the conditions hereinafter set forth.

Now, therefore, in consideration of the premises and the mutual promises herein made, and in consideration of the representations, warranties, and covenants herein contained, the Parties agree as follows.

1. Definitions.

“Acquired Assets” means all right, title and interest in and to all of the following assets of the Seller: (a) the Acquired Inventory; (b) the Assigned Contracts; (c) the Transferred Intellectual Property, goodwill associated therewith, licenses and sublicenses granted and obtained with respect thereto, and rights thereunder, remedies against past, present, and future infringements thereof, and rights to protection of past, present, and future interests therein under the laws of all jurisdictions relating to the Acquired Assets; (d) the Transferred Intellectual Property Assets; (e) claims, deposits, prepaid items, including, without limitation, prepaid Taxes, refunds, causes of action, choses in action, rights of recovery, rights of set off, and rights of recoupment relating to any of the Assigned Contracts; (f) to the extent assignable, franchises, approvals, Permits, licenses, orders, registrations, certificates, variances, and similar rights obtained from Governmental Authorities relating to the Acquired Assets; (g) originals or copies of all books, records and ledgers relating to the Acquired Assets, including, without limitation, all clinical, non-clinical, safety and adverse event reporting data related to the Acquired Assets; (h) the Regulatory Filings; and (i) originals or copies of files, documents, correspondence, lists, creative materials, studies, reports, data, and other printed or written materials relating to the Acquired Assets.

“Acquired Inventory” means the existing bulk and clinical supplies of PRO 140, including Pre-Commercial Product, described on Exhibit B.

“Additional Consideration” means the amounts due from the Buyer to the Seller under Section 2(f) of this Agreement.

“Adverse Consequences” means all actions, suits, proceedings, hearings, investigations, charges, complaints, claims, demands, injunctions, judgments, orders, decrees, rulings, damages, dues, penalties, fines, costs, amounts paid in settlements, Liabilities, obligations, Taxes, Liens, losses, expenses, and fees, including court costs and reasonable attorneys’ fees and expenses.

“Affiliate” means, in the case of the Buyer, a Person that, directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with the first-mentioned Person. In the case of the Seller, it means each Person in which it owns more than fifty (50%) of the equity interests in such Person or possesses more than fifty percent (50%) of the voting rights in such Person or has the power to elect or appoint the senior management of such Person.

“Agreement” has the meaning set forth in the preface above.

“Applicable Law” means, with respect to any Person, any federal, state, local or foreign statute, law, ordinance, rule, administrative interpretation, regulation, order, writ, injunction, directive, judgment, decree or other requirement of any Governmental Authority applicable to such Person or any of its Affiliates or any of their respective properties, assets, officers, directors, employees, consultants or agents.

“Assigned Contracts” has the meaning set forth in Section 2(b) below.

“Assumed Liabilities” has the meaning set forth in Section 2(c) below.

“Basis” means any past or present fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction that forms or could reasonably be expected to form the basis for any specified consequence.

“Business Day” means any day other than a Saturday, Sunday or a bank holiday in the United States.

“Buyer” has the meaning set forth in the preface above.

“Buyer Disclosure Schedule” has the meaning set forth in Section 4 below.

“Buyer Indemnified Party” has the meaning set forth in Section 8(b) below.

“Closing” has the meaning set forth in Section 2(g) below.

“Closing Date” has the meaning set forth in Section 2(g) below.

“Closing Payment” has the meaning set forth in Section 2(e) below.

“Code” means the Internal Revenue Code of 1986, as amended.

“Combination Product” means either a single pharmaceutical formulation containing as its active pharmaceutical ingredients both PRO 140 and one or more other therapeutically or prophylactically active ingredients, priced and sold in a single package containing such multiple products, in each case, in all dosage forms, formulations, presentations, line extensions and package configurations. All references to Product in this Agreement shall be deemed to include a Combination Product unless otherwise specifically noted in this Agreement.

“Confidential Information” means any information concerning the business and affairs of the Seller prior to the Closing or the Buyer subsequent to the Closing that is not already generally available to the public.

“EMEA” means the European Medicines Agency or any successor agency with comparable responsibilities.

“Excluded Liabilities” has the meaning set forth in Section 2(d) below.

“FDA” means the United States Food and Drug Administration or any successor agency with comparable responsibilities.

“First Commercial Sale” means the first commercial sale by the Buyer, its Affiliates or its licensees of a Product following regulatory approval to a third party other than an Affiliate or a licensee in a commercial arm’s length transaction.

“Governmental Authority” means any foreign or domestic federal, territorial, state or local governmental authority, quasi-governmental authority, instrumentality, court, government or self-regulatory organization, commission, tribunal or organization or any regulatory, administrative or other agency, or any political or other subdivision, department or branch of any of the foregoing.

“GMP Standards” means the Good Manufacturing Practice Regulations issued by the FDA under the authority of the Federal Food, Drug, and Cosmetic Act.

“IND” means Investigational New Drug Application defined in the United States Food, Drug, and Cosmetic Act and applicable regulations promulgated thereunder by the FDA.

“Indemnified Party” has the meaning set forth in Section 8(e)(i) below.

“Indemnifying Party” has the meaning set forth in Section 8(e)(i) below.

“Information” means know-how, trade secrets, procedure, technology, experimental data, pre-clinical, non-clinical and clinical data, clinical safety, post-market safety, efficacy or comparative data, including without limitation raw or patient data, and any and all material information or reports relating to the development, registration, manufacture and commercialization of Product and/or Pre-Commercial Product, including but not limited to, copies of, whether draft or final, all NDAs and INDs that are to be submitted or have been submitted by the Seller and the Seller or its Affiliates to any Governmental Authority including without limitation the FDA for regulatory approval for PRO 140 and/or Pre-Commercial Product, any information and data that are reasonably required for regulatory approval for PRO 140, Product and/or Pre-Commercial Product and that are included in other NDAs and INDs for PRO 140, Product and/or Pre-Commercial Product filed by the Seller or its Affiliates together with all material subsequent correspondence and data submissions relating to the foregoing, and all improvements or inventions made or obtained by the Seller or its Affiliates, which relate to the formulation of PRO 140, Product and/or Pre-Commercial Product or are otherwise useful for the manufacture, development and registration of PRO 140, Product and/or Pre-Commercial Product.

“Intellectual Property” means all of the following in any jurisdiction throughout the world: (i) Patent Rights; (ii) Rights under Copyright, and (iii) Trade Secret Rights.

“Intellectual Property Assets” means all tangible embodiments of Intellectual Property, rights (in whatever form or media) including without limitation: Information, Confidential Information, research and development results, know-how, formulas, compositions, manufacturing and production processes and techniques, technical data, reports, designs, drawings, specifications, supplier lists, pricing and cost information, and business plans and proposals, computer software (including source code, executable code, development tools (including software development kits), application programming interfaces, firmware, data, databases and related documentation, clinical data, analytics, bioinformatics technology, Personal Information; de-identified Personal Information.

“Knowledge” means as to the Seller, the knowledge of William C. Olson, Ph.D. and any of the Seller’s employees with responsibility for the subject matter subject to such knowledge qualifier, after reasonable investigation, it being understood and agreed that nothing herein or otherwise shall create any personal liability whatsoever on the part of any person identified or described in this definition, other than Seller, to the Buyer or any Person claiming any rights pursuant to or as a result of the existence of this Agreement.

“Liability” means any liability or obligation of whatever kind or nature (whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, and whether due or to become due), including any liability for Taxes.

“Lien” means any mortgage, pledge, lien, encumbrance, charge, or other security interest with respect to the Acquired Assets.

“NDA” shall mean a new drug application, including all documents, data, and other information concerning Product necessary therefor, required for regulatory approval of a pharmaceutical product by the FDA.

“Net Sales” means the actual amounts invoiced on sales of the Product by the Buyer and its Affiliates and licensees to non-affiliate third party customers, less the following customary deductions as determined in accordance with U.S. generally accepted accounting principles (“US GAAP”) and as generally and consistently applied by Buyer: (a) customary trade, quantity, rebates, or cash discounts, to the extent actually allowed and taken; (b) credits, price adjustments or allowances given or made for rejection or return of previously sold Products for retroactive price reductions (including Medicare and similar types of government mandated rebates and chargebacks); (c) to the extent separately stated on purchase orders, invoices, or other documents of sale, any taxes or other governmental charges levied on the production, sale, transportation, delivery, or use of a Product which is paid by or on behalf of the Buyer; (d) outbound transportation costs prepaid or allowed and costs of insurance; and (e) any other items actually deducted from sales amounts as reported by the Buyer in its financial statements in accordance with US GAAP.

In the event that a Product is sold as a Combination Product, “Net Sales” for the purposes of determining royalty payments on the Combination Product, shall mean the gross amount actually invoiced for the Combination Product less the deductions set forth in clauses (a) - (c) above, multiplied by a proration factor that is determined as follows:

If all components of the Combination Product were sold separately during the same or immediately preceding calendar quarter, the proration factor shall be determined by the formula [A / (A+B)], where A is the weighted (by sales volume) average net sales price per unit of all Product components (as applicable) during such calendar quarter when sold separately from the other component(s), and B is the weighted (by sales volume) average net sales price per unit of the other component(s) during such calendar quarter when sold separately from the Product components (as applicable); or

If all components of the Combination Product were not sold or provided separately during the same or immediately preceding calendar quarter, the proration factor shall be determined by the Parties in good faith negotiations based on the relative value contributed by each component.

“Ordinary Course of Business” means the ordinary course of business consistent with past custom and practice with respect to PRO 140 only.

“Party” has the meaning set forth in the preface above.

“Patent Rights” means patents, patent applications, divisions, continuations, continuations-in-part, reissues, renewals, extensions, supplementary protection certificates, utility models and the like of such patents and patent applications and foreign counterparts and equivalents thereof.

“Permits” means all permits and permit applications that are necessary, or required by Applicable Law, to own, and/or utilize the Acquired Assets substantially as is currently contemplated.

“Person” means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, any other business entity, or a Governmental Authority.

“Personal Information” means information that identifies a natural person, including information that permits or facilitates identity theft.

“Phase III” means that portion of FDA submission and approval process which provides for the expanded trials of Product on a large number of patients for the purposes of evaluation of the overall benefit-risk relationship of the proposed therapeutic indication as more fully defined in 21 C.F.R. §312.21(c).

“Pre-Commercial Product” means all Product owned by Seller and included in the Acquired Inventory.

“PRO 140” has the meaning set forth in the recitals above.

“Product” means (a) any form or dosage of pharmaceutical composition or preparation in finished form labeled and packaged for sale, research and/or development, including use in clinical trials, that contains PRO 140 as an active ingredient (including Combination Products), (b) any metabolites, free forms, salts, solvates, hydrates, anhydrous forms, optical isomers and polymorphs of the foregoing; or (c) any of the foregoing that, in the absence of a valid license, would infringe any Transferred Intellectual Property.

“Product Liability Indemnified Party” has the meaning set forth in Section 8(d) below.

“Product Liability Indemnifying Party” has the meaning set forth in Section 8(d) below.

“Purchase Price” has the meaning set forth in Section 2(e) below.

“Regulatory Filings” means the INDs and NDAs (and the equivalent foreign registrations and approvals) for PRO 140 and/or Pre-Commercial Product (including manufacturing approvals, technical, medical, and scientific licenses, and clinical and non-clinical study authorization applications or notifications), and all amendments, supplements, supporting files, data, studies, and reports relating thereto (in hard and electronic form) and all technical and other information contained therein.

“Right of First Refusal” has the meaning set forth in Section 2(f)(vii) below.

“Rights under Copyright” means all rights protected by copyright law, including (a) rights in registered and unregistered works of authorship; (b) the right to copy, distribute, modify, publicly perform, and publicly display such works; and (c) all applications, registrations, and renewals in connection with such works.

“Royalty Term” means the period commencing on the date of First Commercial Sale of Product, until (a) the date of expiry of the last to expire patent in the Transferred Intellectual Property, or (b) ten (10) years after the date of First Commercial Sale, whichever comes later, in each case determined on a country-by-country basis.

“Seller” has the meaning set forth in the preface above.

“Seller Disclosure Schedule” has the meaning set forth in Section 3 below.

“Seller Indemnified Party” has the meaning set forth in Section 8(c) below.

“Seller Intellectual Property” means Intellectual Property (a) owned by the Seller or any of its Affiliates; (b) used or practiced by the Seller or any of its Affiliates (with or without authority from the owner); and (c) licensed to the Seller or any of its Affiliates, including, without limitation (i) Patent Rights; (ii) Rights under Copyright, and (iii) Trade Secret Rights.

“Tax” or “Taxes” means any federal, state, local, or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental (including taxes under Section 59A of the Code), customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax of any kind whatsoever, whether computed on a separate or consolidated, unitary or combined basis or in any other manner, including any interest, penalty, or addition thereto, whether disputed or not and including any obligation to indemnify or otherwise assume or succeed to the Tax Liability of any other Person.

“Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Third Party Claim” has the meaning set forth in Section 8(e)(i) below.

“Third Party Offer” has the meaning set forth in Section 2(f)(vii) below.

“Trade Secret Rights” means confidential technology and information, including information and technology (a) that derives economic value, actual or potential, from not being generally known to or readily ascertainable by others, and (b) that is the subject of efforts that are reasonable under the circumstances to maintain its secrecy. By way of example, the term “Trade Secret Rights” includes, without limitation, rights in ideas, inventions (whether patentable or unpatentable and whether or not reduced to practice), developments, and all improvements thereto.

“Trademarks” means all trademarks, service marks, trade dress, logos, slogans, trade names, corporate names, Internet domain names, other source identifiers and rights in telephone numbers, together with all translations, adaptations, derivations, and combinations thereof, whether registered or unregistered.

“Transferred Intellectual Property” means Seller Intellectual Property that is related in any way to PRO 140 or Pre-Commercial Product, including, without limitation, the Seller Intellectual Property set forth on Schedule 1 hereto. Without limiting the generality of the foregoing, Seller Intellectual Property that is related to PRO 140 or Pre-Commercial Product includes, without limitation, Seller Intellectual Property that would be infringed, as of the Closing Date, by the manufacture, development, use, sale, offer for sale, import, copying, modification, display, performance, or other commercialization of (a) a Product; (b) PRO 140; or (c) the Transferred Intellectual Property Assets.

“Transferred Intellectual Property Assets” means Intellectual Property Assets that embody Transferred Intellectual Property.

“Transition Services Agreement” has the meaning set forth in Section 7(a)(xi) below.

2. Purchase and Sale of Assets.

(a) Acquired Assets. Upon the terms and subject to the conditions of this Agreement, at the Closing, the Buyer agrees to purchase, acquire and take assignment and delivery from the Seller, and the Seller agrees to sell, transfer, assign, convey and deliver to the Buyer, free and clear of all Liens, all right, title and interest in and to the Acquired Assets. Title to all of the Acquired Assets which are capable of being transferred by physical delivery shall be transferred from the Seller to the Buyer by means of physical delivery thereof at the Closing.

(b) Assigned Contracts. Subject to the terms and conditions of this Agreement and the need to obtain any required consent from any third party, as of the Closing Date, the Seller shall transfer to the Buyer all of its right, title and interest in and to, and Buyer shall assume all of the obligations of Seller arising from and after the Closing Date under, the agreements, contracts, instruments, and other similar arrangements to which the Seller is a party and which are listed on Schedule 2(b) (collectively, the “Assigned Contracts”).

Notwithstanding anything in this Agreement to the contrary, this Agreement shall not constitute an agreement to assign any contract or any claim or right or any benefit or obligation under any contract or resulting from any contract if an assignment of such contract, without the consent of a third party, would constitute a breach or violation of such contract and if consent to such assignment is not obtained on or prior to the Closing Date.

(c) Assumption of Liabilities. Upon the terms and subject to the conditions of this Agreement, effective at the time of the Closing, the Buyer shall assume, and agree to pay, perform, fulfill and discharge, the following Liabilities and obligations of the Seller (collectively, the “Assumed Liabilities”):

(i) Contract Obligations. All Liabilities and obligations of the Seller under the Assigned Contracts that by the express terms thereof arise or are required to be performed following the Closing and for which Buyer’s failure to perform could result in liability for Seller; and

(ii) Taxes. All Liabilities and obligations for Taxes in respect of the Acquired Assets that are attributable to the period of time beginning on the Closing, including the allocable portion of any taxable period that begins prior to and ends after the Closing (but excluding any income, capital gains or other similar Tax applicable to the Seller).

(d) Excluded Liabilities. Notwithstanding any other provision of this Agreement, the Seller shall retain and remain liable for and obligated to discharge and indemnify and hold the Buyer harmless for, the following Liabilities and other obligations (collectively, the “Excluded Liabilities”):

(i) Excluded Assets. All Liabilities and obligations of the Seller or any predecessor or Affiliate of the Seller to the extent that such Liabilities or obligations relate to any assets of the Seller other than the Acquired Assets;

(ii) Taxes. All income, capital gains or similar Tax applicable to the Seller. All Liabilities and obligations for other Taxes of the Seller that are attributable to the period of time ending on the Closing Date, including the allocable portion of any taxable period that includes but ends after the Closing Date;

(iii) Employee Obligations. Any Liability that may arise or has arisen from the employment of employees with, or the termination of their employment by, the Seller on or prior to the Closing Date, including, without limitation, Liabilities arising from termination notices and severance pay requirements under Applicable Law, employee contracts with the Seller and any of the Seller’s termination policy; and

(iv) Other Liabilities. All other Liabilities and obligations of the Seller or any predecessor or Affiliate of the Seller to the extent that such Liabilities or obligations are not an Assumed Liability, including without limitation, all Liabilities and obligations, express or implied, relating to or arising out of the ownership or use of the Acquired Assets prior to the Closing Date.

(e) Initial Consideration. At the Closing, the Buyer shall as consideration for the Acquired Assets (i) pay to the Seller, by wire transfer of immediately available funds, US$3,500,000 (the “Closing Payment”) and (ii) assume the Assumed Liabilities. In addition, following the Closing, the Buyer shall pay to the Seller the Additional Consideration, if any, payable by the Buyer to the Seller in accordance with Section 2(f) below (with the Closing Payment, assumption of the Assumed Liabilities and the Additional Consideration being referred to collectively herein as the “Purchase Price”).

(f) Additional Consideration. As additional consideration for the Acquired Assets, following the Closing, the Buyer shall pay to the Seller the following milestone payments and royalties, whether achieved or accomplished or earned by Buyer or a licensee, sublicensee or permitted assignee of the Buyer (collectively, the “Additional Consideration”):

(i) Milestones. The Buyer shall make each of the following non-refundable and non-creditable payments, one time in total under this Agreement, to the Seller in respect of PRO 140, in each case within ten Business Days of the occurrence of the event giving rise to such obligation:

Milestone	Payment
First dosing of a patient in a US Phase III trial or EMEA or other ex-US equivalent	One Million Five Hundred Thousand US Dollars (US$1,500,000)

The first US NDA approval by the FDA, or EMEA or other ex-US approval for the sale of a Product	Five Million US Dollars (US$5,000,000)

Total	US$6,500,000

(ii) Royalties. Royalty payments of five percent (5%) on Net Sales for the Royalty Term; and

(iii) Reports. Thirty (30) days following the end of each calendar quarter in which sales of Product occur the Buyer shall submit to the Seller a report, duly signed by an authorized representative of the Buyer, presenting clearly the following information: (i) any consolidated Net Sales of the previous calendar quarter; (ii) royalty rates applied thereon; and (iii) the royalty amounts payable by the Buyer.

(iv) Payment. Royalties hereunder shall be payable by the Buyer within forty-five (45) days following the end of each quarterly calendar period in which such sales of Product occurs. Royalty payments by the Buyer to the Seller hereunder shall be made in United States Dollars net of Buyer’s conversion costs and based on calculations of such Net Sales converted and stated in United States Dollars. The Buyer shall make such conversion as follows: When calculating the Net Sales for countries other than the U.S.A., Buyer shall convert the amount of such sales in currencies other than United States Dollars into United States Dollars using a current exchange rate in effect for purchase of dollars at JP Morgan Chase Bank, New York, New York, on the last business day of each quarter in which payments shall be due.

(v) Record Keeping and Audit. Buyer shall, for a period of three (3) years after the end of any given calendar year during the term of this Agreement, maintain and cause its Affiliates to maintain records relating to the sale of Product and of the milestone and royalty amounts owed, paid and payable to the Seller in sufficient detail to permit an independent public accountant mutually reasonably acceptable to each of the Parties to examine and verify the correctness of payments made to the Seller hereunder and the premises therefor. Upon at least thirty (30) working days’ prior notice from the Seller, such audit shall be conducted during regular business hours in such a manner as to not unnecessarily interfere with normal business activities, and shall be limited to results in the three (3) calendar years prior to audit notification. Such audit shall not be performed more frequently than once per calendar year. If the audit reveals an overpayment, the Seller shall promptly reimburse the Buyer the amount of the overpayment. If the audit reveals an underpayment, the Buyer shall promptly make up such underpayment. The costs of the audit shall be borne by Seller; provided, however, if such audit reveals that the total amount of royalties owed by Buyer to Seller for the audited period has been understated by more than five percent (5%), the Buyer shall pay the entire costs of such audit. All information, data documents and abstracts herein referred to shall be used only for the purpose of verifying royalty statements or compliance with this Agreement, shall be treated as Confidential Information of the Buyer subject to the obligations of this Agreement and need not be retained more than three (3) years from the end of the calendar year to which they shall pertain unless an audit has been requested (in which case they shall be retained until one (1) year after all audit work has been completed or such longer period as required by Applicable Law).

(vi) Withholding Taxes. If any Applicable Law requires the withholding and payment over to the respective Governmental Authority of any Taxes due on payments to be remitted to the other Party under this Agreement, such Taxes shall be deducted from the amounts paid. If the Taxes are deducted from the amounts paid, the withholding Party shall promptly deliver to the other Party the originals of all Governmental Authority receipts for such Taxes and such other evidence of such Taxes and payments as requested by the other Party, together with copies of all communications from or with such Governmental Authority with respect thereto, and shall provide any reasonable assistance or cooperation which may be requested by the other Party in connection with any efforts such other Party makes to obtain a credit for such Taxes. The Parties understand that under the laws and regulations currently in effect no withholding Taxes apply to any payments made under this Agreement. If changes in the applicable laws and regulations result in withholding Tax obligations on payments hereunder, the Parties will engage promptly in good faith discussions in order to adopt changes in order to minimize such obligations.

(vii) The Buyer shall use commercially reasonable efforts and resources to develop, manufacture, make and maintain regulatory filings with the U.S. FDA or equivalent foreign agencies, perform clinical studies and commercialize one or more Products that the Buyer or a similarly-situated enterprise in the pharmaceutical industry normally uses for a product, proposed product or technology owned by it or to which it has rights, which is of similar commercial potential at a similar stage in its development or product life to Product, (A) taking into account issues of safety and efficacy; market size; competition; the proprietary position of the Product, proposed Product or technology; rights of unaffiliated third parties; the regulatory status of the Product, proposed Product or technology and other applicable regulatory considerations; reimbursement matters; actual and/or projected profitability of the Product, proposed Product or technology; the Buyer being a development stage company and currently having limited financial resources; and other relevant commercial, technical, regulatory or scientific factors, but (B) not taking into account the effect of any product, proposed product or technology of Buyer or its Affiliates that is competitive with or addresses similar indications addressed or proposed to be addressed by the Product, proposed Product or technology in question. Subject to the foregoing, the Seller acknowledges that (A) upon the Closing, the Buyer shall have the right to own, operate, use, lease and develop the Acquired Assets in any way that the Buyer and its Affiliates deems appropriate, in its sole reasonable discretion, (B) the Buyer has no obligation to operate own, operate, use, lease or develop the Acquired Assets in order to maximize the Additional Consideration, if any, payable by the Buyer to the Seller hereunder, (C) the Buyer has no obligation to develop, manufacture and/or assemble any minimum number or amount of Products, (D) the Buyer has the exclusive right to determine the terms and conditions of the development, manufacture and assembly of all Products and all sales of all

Products, including the determination of whether or not to develop, manufacture and/or assemble any Products or to make any related sales, (E) achieving any Additional Consideration is speculative and is subject to numerous factors outside the control of the Buyer, (F) there is no assurance that the Seller will receive any amounts under this Section 2(f) and Buyer has not promised nor projected any amounts to be received the by the Seller from the Buyer under this Section 2(f) and any efforts, if any, taken by the Buyer may result in no Net Sales at all, (G) the Buyer owes no fiduciary duty to the Seller, (H) the Buyer has no obligation under this Section 2(f) other than to pay Additional Consideration, if any, and (I) the Parties intend the express provisions of this Agreement to govern their contractual relationship. The Seller hereby waives any fiduciary duty of the Buyer to the Seller. Notwithstanding the foregoing, the Buyer agrees that if the Buyer proposes to sell, license or otherwise transfer all or substantially all of the Acquired Assets prior to paying any of the milestone payment contemplated under Section 2(f)(i), the Buyer shall first obtain a bona fide written offer for such sale, license or transfer from an unaffiliated party (a “Third Party Offer”) and give the Seller a right of first refusal (the “Right of First Refusal”) to purchase the Acquired Assets so proposed to be sold, licensed or transferred on the same terms and conditions (providing equivalent value in the case of non-cash consideration) of the consideration to be paid as those set forth in such Third Party Offer, which Right of First Refusal must be exercised by the Seller within 30 days of delivery of such Third Party Offer to the Seller and the closing of which purchase, if such Right of First Refusal is exercised, shall occur within 60 days after such exercise. If the Buyer is in breach of any of its obligations to make any milestone payment hereunder, and if the Buyer does not rectify such failure within 30 days of delivery by the Seller of written notice of such breach, interest on such unpaid amounts shall accrue at a rate of 6% per annum until paid, and if the Buyer does not rectify such failure within 75 days of such delivery of such notice, the Seller shall have the right, in addition to any and all other rights it may have under this Agreement as a result of such breach or otherwise, to require the Buyer to transfer the Acquired Assets to the Seller for (1) a purchase price equal to the lesser of (I) all consideration paid to the Buyer under this Agreement, including, without limitation, the Closing Payment and the Additional Consideration or (II) the fair market value of the Acquired Assets as determined by an independent valuator reasonably acceptable to each of the Parties, and (2) mutual releases of the Parties of all further obligations under this Agreement.

(g) The Closing. The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place commencing at 10:00 a.m. local time on the second Business Day following the satisfaction or waiver of all conditions to the obligations of the Parties to consummate the transactions contemplated by this Agreement (other than conditions with respect to actions the respective Parties shall take at the Closing itself) or such other date as the Parties may mutually determine (the “Closing Date”).

(h) Closing Deliveries. At the Closing: (i) the Seller shall deliver to the Buyer the various certificates, instruments, and documents referred to in Section 7(a) below; (ii) the Buyer shall deliver to the Seller the various certificates, instruments, and documents referred to in Section 7(b) below; (iii) the Seller shall execute, acknowledge (if appropriate), and deliver to the Buyer such other instruments of sale, transfer, conveyance, and assignment as the Buyer and its counsel reasonably may request; and (iv) the Buyer shall execute, acknowledge (if appropriate), and deliver to the Seller such other instruments of assumption as the Seller and its counsel reasonably may request.

(i) Allocation. The Buyer shall prepare an allocation of the Purchase Price (and all other capitalized costs) and the Assumed Liabilities among the Acquired Assets in accordance with Applicable Law, which allocation shall be binding upon the Seller. The Buyer shall deliver such allocation to the Seller within 120 days after the Closing Date. The Buyer and the Seller and their Affiliates shall report, act and file Tax Returns (including, but not limited to Internal Revenue Service Form 8594) in all respects and for all purposes consistent with such allocation prepared by the Buyer. The Seller shall timely and properly prepare, execute, file and deliver all such documents, forms and other information as the Buyer may reasonably request to prepare such allocation. Neither the Buyer nor the Seller shall take any position (whether in audits, Tax Returns or otherwise) that is inconsistent with such allocation unless required to do so by Applicable Law.

3. Representations and Warranties of the Seller. The Seller represents and warrants to the Buyer that the statements contained in this Section 3 are correct and complete as of the date of this Agreement and shall be correct and complete as of the Closing Date (as though made then and as though the Closing Date were substituted for the date of this Agreement throughout this Section 3), except as set forth in the disclosure schedule accompanying this Agreement and initialed by the Parties (the “Seller Disclosure Schedule”). The Seller Disclosure Schedule shall be arranged in paragraphs corresponding to the lettered and numbered paragraphs contained in this Section 3.

(a) Organization of the Seller. The Seller is a corporation duly organized and validly existing and in good standing under the laws of the State of Delaware.

(b) Authorization of Transaction. The Seller has full power and authority (including full corporate or other entity power and authority) to execute and deliver this Agreement and to perform its obligations hereunder. Without limiting the generality of the foregoing, the board of directors of the Seller has duly authorized the execution, delivery, and performance of this Agreement by the Seller. This Agreement constitutes the valid and legally binding obligation of the Seller, enforceable in accordance with its terms and conditions.

(c) Noncontravention. Neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated by this Agreement (including the assignments and assumptions referred to in Section 2 above), shall: (i) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any Governmental Authority, or court to which the Seller is subject or any provision of the charter or bylaws of the Seller; or (ii) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice under any agreement, contract (including, without limitation, the Assigned Contracts), lease, license, instrument, or other arrangement to which the Seller is a party or by which it is bound or to which any of its assets is subject (or result in the imposition of any Lien upon any of its assets, including, without limitation, the Acquired Assets). Except as set forth in Schedule 3(c) of the Seller Disclosure Schedule, the Seller does not need to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any third party, government or Governmental Authority in order for the Parties to consummate the transactions contemplated by this Agreement (including the assignments and assumptions referred to in Section 2 above).

(d) Brokers’ fees. The Seller has no Liability or obligation to pay any fees, or commissions to any broker, finder, or agent with respect to the transactions contemplated by this Agreement for which the Buyer could become liable or obligated.

(e) Title to assets; completeness of Information and Regulatory Filings. The Seller has good and marketable title to all of the Acquired Assets, free and clear of any Lien or restriction on transfer, provided that the Seller makes no representation or warranty concerning the condition of or market for the Acquired Assets except as set forth in this Agreement. The Information and the Regulatory Filings include all material regulatory and other reports (including pharmacovigilance reports), information on adverse events, written contact regulatory reports and formal minutes with any Governmental Authority, and documents (including, without limitation, originals or copies of clinical and preclinical study data, notes and lab notebooks and scientific papers for publishing, whether submitted or in process as of the date hereof), in each case relating to research and development relating to PRO 140 as it has been conducted by or on behalf of Seller prior to, and is being conducted by or on behalf of Seller as of, the date hereof.

(f) Undisclosed Liabilities. To the Knowledge of the Seller, the Seller has no material Liability (and to the Knowledge of the Seller there is no Basis for any present or future action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand against it giving rise to any Liability) related to the Acquired Assets.

(g) Legal compliance.

(i) In connection with the development, purchase, ownership and use of the Acquired Assets, the Seller and its Affiliates have complied and remain in compliance in all material respects with all Applicable Laws (including rules, regulations, codes, plans, injunctions, judgments, orders, decrees, rulings, and charges thereunder, including, but not limited to, the Foreign Corrupt Practices Act, 15 U.S.C. 78dd-1 et seq. and the Federal Food, Drug, and Cosmetic Act, 21 U.S.C. 301 et seq.) of federal, state, local, and foreign governments (and all agencies thereof), and no action, suit, proceeding, hearing, investigation, charge, complaint, claim, demand, or notice has been filed or commenced against it alleging any failure so to comply.

(ii) Seller and its predecessors and Affiliates have not offered, paid, promised to pay or authorized the payment, directly or indirectly through any other person or entity, of anything of value to a foreign official (including employees of state-owned entities) or political party or candidate for public office, for the purpose of influencing any act or decision of such official or of the government to obtain or retain business.

(iii) Seller has filed an IND for PRO 140 which has been accepted by the FDA and remains active, and has conducted one or more Phase I or Phase II clinical studies for PRO 140 pursuant to this IND. One or more Phase II dosing studies must still be designed and approved by the FDA, as well as one or more Phase III clinical studies, which will determine whether PRO 140 is eligible for the FDA’s accelerated approval.

(iv) Seller has not, in respect of the Acquired Assets, made an untrue statement of a material fact or fraudulent statement to the FDA or other Governmental Authority, failed to disclose a material fact required to be disclosed to the FDA or any other Governmental Authority, or committed an act, made a statement, or failed to make a statement in each case that, at the time such disclosure was made, would reasonably be expected to provide a basis for the FDA or any other Governmental Authority to invoke its policy respecting “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” set forth in 56 Fed. Reg. 46191 (September 10, 1991) or any similar policy. None of Seller nor its officers, directors, employees or agents has been convicted of any crime or engaged in any conduct with respect to the Acquired Assets for which debarment is mandated by 21 U.S.C. Section 335a(a) or any similar Applicable Law or authorized by 21 U.S.C. Section 335a(b) or any similar Applicable Law.

(v) Seller has complied with all federal laws, regulations, and guidance documents in connection with its development, manufacture, and validation through FDA-approved clinical trials of PRO 140 conducted to date, and has maintained all necessary and appropriate records, reports, and filings required by the FDA in connection therewith, which will be delivered to the Buyer at the Closing.

(vi) None of the Seller’s Affiliates have been involved in any of the activities referenced in Section 3(g)(iii)-(v) above.

(h) Intellectual Property.

(i) the Seller owns or possesses or has the right to access and use pursuant to a valid and enforceable written license, sublicense, agreement, covenant not to sue, or permission all of the Transferred Intellectual Property. Each item of Transferred Intellectual Property owned, accessed or used by the Seller immediately prior to the Closing hereunder shall be owned or available for access and use by the Buyer on identical terms and conditions immediately subsequent to the Closing hereunder in all material respects. The Seller has taken all action necessary and desirable to maintain and protect each item of Transferred Intellectual Property that it owns, accesses, or uses.

(ii) Except as set forth in Schedule 3(h)(ii) of the Seller Disclosure Schedule, the Seller has not interfered with, infringed upon, misappropriated, or otherwise come into conflict with any Intellectual Property rights of third parties; there are no facts indicating a likelihood of the foregoing; the manufacture or use of PRO 140 as currently manufactured and used by Seller does not infringe any patent owned by a third party; the Seller has never received any charge, complaint, claim, demand, or notice alleging any such interference, infringement, dilution, misappropriation, or violation (including any claim that the Seller must license or refrain from accessing and using any Intellectual Property rights of any third party). To the Knowledge of Seller, no third party has interfered with, infringed upon, diluted, misappropriated, or otherwise come into conflict with any Transferred Intellectual Property.

(iii) Neither the Seller nor any of its Affiliates has knowingly misrepresented, or failed to disclose, any facts or circumstances in any application for any Transferred Intellectual Property that would constitute fraud with respect to such application or that would invalidate or otherwise materially adversely impair the enforceability of any Transferred Intellectual Property.

(iv) Neither the Seller nor any of its Affiliates has received any notice from any third party of any patent related to PRO 140, combined with an offer for license of such patent, or any written claim or demand of any person or entity that the Seller’s manufacture, use, or sale of the PRO 140 infringes a third party patent.

(v) Except as set forth in Schedule 3(h)(v) of the Seller Disclosure Schedule, the Seller (and its Affiliates) are not obligated to pay any licensee fee, royalties or any other similar payments to any third parties with respect to the manufacture, use, or sale of PRO 140 or in connection with the use of Intellectual Property to so manufacture, use or sell PRO 140.

(vi) Schedule 3(h)(vi) of the Seller Disclosure Schedule:

(A) Identifies each Patent Right included within the Transferred Intellectual Property, including each such patent that has been issued to the Seller or any of its Affiliates; identifies each pending patent application that the Seller or any of its Affiliates has made that is included within the Transferred Intellectual Property, and identifies each license, sublicense, agreement, covenant not to sue, or other permission that the Seller or any of its Affiliates has granted to any third party with respect to such Patent Rights (together with any exceptions);

(B) Identifies all material Rights under Copyright that are included within the Transferred Intellectual Property (whether registered or unregistered), identifies all applications, registrations, renewals of such Rights under Copyright, and identifies each license, sublicense, agreement, covenant not to sue, or other permission that the Seller or any of its Affiliates has granted to any third party with respect to such Rights under Copyright (together with any exceptions);

(C) Identifies each license, sublicense, agreement, covenant not to sue, or other permission that the Seller or any of its Affiliates has granted to any third party with respect to each material Trade Secret Right included within the Transferred Intellectual Property (together with any exceptions);

(D) Schedule 3(h)(vi) of the Seller Disclosure Schedule lists, as of the Closing Date, any final deadlines related to (i) registration, maintenance or renewal fees, or (ii) the filing of any documents, applications or certificates (including responses to office actions) that are required within ninety (90) days of the Closing Date to maintain any of the Transferred Intellectual Property; provided that, notwithstanding anything to the contrary herein, Seller shall be permitted to update such schedule at any time prior to the Closing Date.

The Seller has delivered to the Buyer correct and complete copies of all patents, applications, registrations licenses, sublicenses, agreements, covenants not to sue and permissions (as amended to date) with respect to each such Patent Right, Right under Copyright, and Trade Secret Right required to be identified in Schedule 3(h)(vi) of the Seller Disclosure Schedule, and has made available to the Buyer correct and complete copies of all other material written documentation evidencing ownership and prosecution (if applicable) of each such Intellectual Property Right.

(vii) With respect to each right or item required to be identified in Schedule 3(h)(vi) of the Seller Disclosure Schedule:

(A) the Seller possesses all right, title, and interest in and to the item or right, free and clear of any Lien, license, or other restriction or limitation regarding use or disclosure;

(B) the item or right is not subject to any outstanding injunction, judgment, order, decree, ruling, or charge;

(C) no action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand is pending or, to the Knowledge of the Seller, is threatened that challenges the legality, validity, enforceability, use, access, or ownership of the item or right, and to Seller’s Knowledge there are no grounds for the same;

(D) the Seller has never agreed to indemnify any Person for or against any interference, infringement, dilution, misappropriation, or other conflict with respect to the item or right;

(E) no loss or expiration of the item or right is threatened, pending, or in Seller’s judgment reasonably foreseeable, except for patents expiring at the end of their statutory terms (and not as a result of any act or omission by the Seller, including without limitation, a failure by the Seller to pay any required maintenance fees);

(F) with respect to all Patent Rights included in the Transferred Intellectual Property, the Seller has not taken any actions that would prevent the Buyer from acquiring (and this Agreement transfers to the Buyer) all rights that the Seller or, to the Knowledge of Seller, any other Person may have in any applications for marketing approval of PRO 140 in any country; and

(G) with respect to all Patent Rights included in the Transferred Intellectual Property, the Seller has not taken any action that would prevent the Buyer from extending the term of any of such Patent Rights as a result of regulatory delay, and this Agreement transfers to the Buyer all rights to perfect and enjoy such patent term extensions for any of such Patent Rights.

(viii) Schedule 3(h)(viii) of the Seller Disclosure Schedule identifies each item of Transferred Intellectual Property that any third party owns and that the Seller or any of its Affiliates accesses or uses pursuant to license, sublicense, agreement, covenant not to sue, or permission. The Seller has delivered to the Buyer correct and complete copies of all such licenses, sublicenses, agreements, covenants not to sue, and permissions (each as amended to date). With respect to each item of Transferred Intellectual Property required to be identified in Schedule 3(h)(viii) of the Seller Disclosure Schedule:

(A) the license, sublicense, agreement, covenant not to sue, or permission covering the item is legal, valid, binding, enforceable, and in full force and effect with respect to Seller;

(B) this transfer is permitted by, and does not diminish, invalidate or otherwise affect in any material respect the rights granted under license, sublicense, agreement, covenant not to sue, or permission; and the license, sublicense, agreement, covenant not to sue, or permission shall continue to be legal, valid, binding, enforceable, and in full force and effect on identical terms following the consummation of the transactions contemplated by this Agreement in all material respects;

(C) to the Knowledge of the Seller, no party to the license, sublicense, agreement, or permission is in breach or default, and no event has occurred that with notice or lapse of time would constitute a breach or default or permit termination, modification, or acceleration thereunder;

(D) to the Knowledge of the Seller, no party to the license, sublicense, agreement, or permission has repudiated any provision thereof;

(E) with respect to each sublicense, the representations and warranties set forth in subsections (B) through (D) above are true and correct in all material respects with respect to the underlying license, and to the Knowledge of Seller with respect to each sublicense, the representations and warranties in (A) above are true and correct in all material respects with respect to the underlying license;

(F) the underlying item of Transferred Intellectual Property is not subject to any outstanding injunction, judgment, order, decree, ruling, or charge;

(G) no action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand is pending or, to the Knowledge of the Seller, is threatened that challenges the legality, validity, or enforceability of the underlying item of Transferred Intellectual Property, and to Seller’s Knowledge there are no grounds for the same; and

(H) the Seller has not granted any sublicense or similar right with respect to the license, sublicense, agreement, covenant not to sue, or permission.

(ix) With respect to the Transferred Intellectual Property Rights:

(A) The Patent Rights included within the Transferred Intellectual Property Rights are all of the Patent Rights that the Seller (or its Affiliates) controls that would be infringed, but for the transfers to the Buyer pursuant to this Agreement, by the manufacture, development, use, sale, offer for sale, import or other commercialization of PRO 140 by Buyer.

(B) The Rights under Copyright included within the Transferred Intellectual Property Rights are all of the Rights under Copyright that the Seller (or its Affiliates) controls that would be infringed, but for the transfers to the Buyer pursuant to this Agreement, by the manufacture, development, use, sale, offer for sale, import or other commercialization of PRO 140 by Buyer.

(C) The Trade Secret Rights included within the Transferred Intellectual Property Rights are all of the Trade Secret Rights that the Seller (or its Affiliates) controls that would be infringed, but for the transfers to the Buyer pursuant to this Agreement, by the manufacture, development, use, sale, offer for sale, import or other commercialization of PRO 140 by Buyer.

(x) The Transferred Intellectual Property is free and clear of any Liens.

(xi) The Transferred Intellectual Property Rights and the Transferred Intellectual Property Assets are all of the material rights and assets that Seller was currently using and reasonably anticipated using at the time it suspended active development, manufacture, use of and research and testing concerning PRO 140 and Pre-Commercial Product in the manner that the Seller engaged in such development, manufacture, use and research and testing as of such time.

(xii) Neither the Seller nor its Affiliates has granted any right, license or interest in or to the Transferred Intellectual Property that is in conflict with the transfers to the Buyer under this Agreement.

(xiii) Schedule 3(h)(xiii) of the Seller Disclosure Schedule lists all material contracts to which the Seller or any of its Affiliates is a party under which the Seller or any of its Affiliates have granted, licensed or provided any rights to (including covenants not to sue under or not to assert) any Transferred Intellectual Property to third parties.

(xiv) The Seller has obtained the assignment of all interests and all rights of any and all third parties (including employees and independent contractors) with respect to the Transferred Intellectual Property and owns or otherwise controls all of the rights, title and interest to the Transferred Intellectual Property, existing and transferred hereunder.

(xv) Seller (and its Affiliates) have taken commercially reasonable steps required or necessary to protect Trade Secret Rights that are included in the Transferred Intellectual Property and are material to the conduct of the business related to the development, manufacture and/or use of PRO 140 and Pre-Commercial Product.

(xvi) The Seller and its Affiliates have complied with and are presently in compliance with all foreign, federal, state, local, governmental, administrative or regulatory laws, regulations, guidelines and rules applicable to any Transferred Intellectual Property and the Seller shall take all steps necessary to ensure such compliance until the Closing.

(xvii) The Seller does not own or use and has never owned or used any Trademark in connection with PRO 140 or Pre-Commercial Product.

(i) Tangible assets. Except as set forth in Schedule 3(i) of the Seller Disclosure Schedule, the Acquired Assets constitute all assets owned, used, leased or operated by the Seller (or its Affiliates) that is in any material way (e.g., excluding assets utilized in Seller’s business and operations generally, such as chairs and desks, or in research, development or other programs that do not relate to PRO 140 or Pre-Commercial Product) (“Material Way”) related to PRO 140 and Pre-Commercial Product. Each Acquired Asset that is a tangible asset has been maintained in all material respects in accordance with normal industry practice, is in good operating condition and repair (subject to normal wear and tear), and is suitable for the purposes for which it presently is used.

(j) Inventory. All Acquired Inventory has been stored in accordance with GMP Standards. The Acquired Inventory includes all of the Seller’s Pre-Commercial Product.

(k) Contracts. Schedule 3(k) of the Seller Disclosure Schedule lists the following contracts and other agreements (none of which is an oral agreement) to which the Seller is a party and in any Material Way relates to the Acquired Assets:

(i) any agreement (or group of related agreements) for the lease or license of personal (intangible or otherwise) or other property to or from any Person providing for lease or license payments in excess of US$1,000 per annum;

(ii) any agreement (or group of related agreements) for the purchase or sale of raw materials, commodities, supplies, products, or other personal property, or for the furnishing or receipt of services, which involve consideration in excess of US$1,000;

(iii) any agreement concerning a partnership or joint venture;

(iv) any agreement (or group of related agreements) under which it has created, incurred, assumed, or guaranteed any indebtedness for borrowed money, or any capitalized lease obligation, in excess of US$1,000 or under which it has imposed a Lien on any of its assets, tangible or intangible;

(v) any agreement concerning confidentiality or noncompetition;

(vi) any agreement for the employment of any individual on a full-time, part-time, consulting, or other Basis providing annual compensation in excess of US$1,000 or providing severance benefits;

(vii) any agreement under which the consequences of a default or termination could have a material adverse effect on the Acquired Assets;

(viii) any settlement, conciliation or similar agreement, the performance of which will involve payment after the Closing Date of consideration in excess of US$1,000;

(ix) any agreement under which the Seller has advanced or loaned any other Person amounts in the aggregate exceeding US$1,000; or

(x) any other agreement (or group of related agreements) the performance of which involves consideration in excess of US$1,000.

The Seller has delivered to the Buyer a correct and complete copy of each written agreement listed in Schedule 3(k) of the Seller Disclosure Schedule. With respect to each such agreement and each Assigned Contract: (A) the agreement is legal, valid, binding, enforceable against the Seller and to the Seller’s Knowledge each other contracting party, and in full force and effect; (B) the agreement shall continue to be legal, valid, binding, enforceable, and in full force and effect on identical terms following the consummation of the transactions contemplated by this Agreement (including the assignments and assumptions referred to in Section 2 above); (C) the

Seller is, and to the Seller’s Knowledge the other contracting party or parties is not in breach or default, and no event has occurred that with notice or lapse of time would constitute a breach or default, or permit termination, modification, or acceleration by any other party(ies) thereto, under the agreement; and (D) to Seller’s Knowledge no party has repudiated any provision of the agreement.

(l) Litigation. Schedule 3(l) of the Seller Disclosure Schedule sets forth each instance in which the Seller: (i) is subject to any outstanding injunction, judgment, order, decree, ruling, or charge; or (ii) is a party or, to the Knowledge of the Seller, is threatened to be made a party to any action, suit, proceeding, hearing, or investigation of, in, or before (or that could come before) any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before (or that could come before) any arbitrator that relates in any way to the Acquired Assets. None of the actions, suits proceedings, hearings, and investigations set forth in Section 3(l) of the Seller Disclosure Schedule could result in any material adverse change to the Seller or the Acquired Assets. The Seller has no reason to believe that any such action, suit, proceeding, hearing, or investigation may be brought or threatened against the Seller that relates in any way to the Acquired Assets.

(m) Certain business relationships with the Seller. Neither the Seller’s Affiliates, nor any of such Affiliates’ directors, officers or employees has been involved in any business arrangement or relationship with the Seller within the past 12 months that relates in any way to the Acquired Assets (except in such capacity), and neither the Seller’s controlled Affiliates, nor any of such controlled Affiliates’ directors, officers or employees owns any asset, tangible or intangible, that is used in connection with or in any way related to the Acquired Assets.

(n) Disclosure. No representation or warranty contained in this Agreement, or in any certificate or document furnished or to be furnished by the Seller to the Buyer or its representatives in connection herewith or pursuant hereto, contains an untrue statement of a fact or omit to state any fact required to make the statements herein or therein contained not misleading where necessary in order to provide a prospective purchaser of the Acquired Assets with reasonably full and complete accurate material information as to the Acquired Assets and the condition of the Acquired Assets. The representations and warranties contained in this Section 3 or elsewhere in this Agreement, or any document delivered pursuant hereto or in connection herewith, shall not be affected or deemed waived by reason of the fact that the Buyer or its representatives (other than Buyer’s Chief Executive Officer as provided herein) knew or should have known that any such representation or warranty is or might be inaccurate in any respect Except for the contracts and agreements listed on Schedule 3(k), all disclosures included in the Seller Disclosure Schedule (exclusive of documents listed or referenced in such Seller Disclosure Schedule) shall apply to all other portions of the Seller Disclosure Schedule and this Agreement, if a specific cross-reference to such other Seller Disclosure Schedule is made on the applicable Seller Disclosure Schedule and the detail in such Seller Disclosure Schedule is adequate to meet the requirement for a disclosure that is required to be made on the cross-referenced Seller Disclosure Schedule. The Buyer agrees to advise the Seller of any breach or inaccuracy of a representation or warranty made by the Seller before Closing that is actually known by the Chief Executive Officer of the Buyer, and shall allow adequate time before Closing to enable Seller to cure. The Buyer shall not be required to cause the Chief Executive Officer to perform due diligence for purposes of the foregoing sentence.

4. Representations and Warranties of the Buyer. The Buyer represents and warrants to the Seller that the statements contained in this Section 4 are correct and complete as of the date of this Agreement and shall be correct and complete as of the Closing Date (as though made then and as though the Closing Date were substituted for the date of this Agreement throughout this Section 4), except as set forth in the disclosure schedule accompanying this Agreement and initialed by the Parties (the “Buyer Disclosure Schedule”). The Buyer Disclosure Schedule shall be arranged in paragraphs corresponding to the lettered and numbered paragraphs contained in this Section 4.

(a) Organization of the Buyer. The Buyer is a corporation (or other entity) duly organized, validly existing, and in good standing under the laws of the jurisdiction of its incorporation (or other formation).

(b) Authorization of Transaction. The Buyer has full power and authority (including full corporate or other entity power and authority) to execute and deliver this Agreement and to perform its obligations hereunder. This Agreement constitutes the valid and legally binding obligation of the Buyer, enforceable in accordance with its terms and conditions. The execution, delivery and performance of this Agreement and all other agreements contemplated by this Agreement have been duly authorized by the Buyer.

(c) Noncontravention. Neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated by this Agreement (including the assignments and assumptions referred to in Section 2 above), shall: (i) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any Governmental Authority, or court to which the Buyer is subject or any provision of its charter or bylaws or other governing document; or (ii) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice under any agreement, contract, lease, license, instrument, or other arrangement to which the Buyer is a party or by which it is bound or to which any of its assets are subject. The Buyer does not need to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any Governmental Authority in order for the Parties to consummate the transactions contemplated by this Agreement (including the assignments and assumptions referred to in Section 2 above).

(d) Disclosure. The Buyer’s current filings with the U.S. Securities and Exchange Commission on Form 10-K and subsequent periodic, current and other filings made since November 30, 2011, complied, and Buyer covenants and agrees that filings made after the date hereof relating to this Agreement and the transactions contemplated hereby will comply, in all material respects with the requirements of the U.S. Securities Exchange Act of 1934, as amended, and the U.S. Securities Act of 1933, as amended, and the rules and regulations thereunder, as applicable.

(e) Brokers’ fees. The Buyer has no Liability to pay any fees or commissions to any broker, finder, or agent with respect to the transactions contemplated by this Agreement for which the Seller could become liable or obligated.

(f) Additional Disclosure. No representation or warranty contained in this Agreement, or in any certificate or document furnished or to be furnished by the Buyer to the Seller or its representatives in connection herewith or pursuant hereto, contains an untrue statement of a fact or omit to state any fact required to make the statements herein or therein contained not misleading. The representations and warranties contained in this Section 4 or elsewhere in this Agreement, or any document delivered pursuant hereto or in connection herewith, shall not be affected or deemed waived by reason of the fact that the Seller or its representatives should have known that any such representation or warranty is or might be inaccurate in any respect, unless the Seller has Knowledge of such inaccuracy.

5. Pre-Closing Covenants. The Parties agree as follows with respect to the period between the execution of this Agreement and the Closing.

(a) General. Each of the Parties shall use its best efforts to take all action and to do all things necessary, proper, or advisable in order to consummate and make effective the transactions contemplated by this Agreement (including satisfaction, but not waiver, of the Closing conditions set forth in Section 7 below). Without limiting the generality of the foregoing, the Seller will use commercially reasonable efforts (which shall not involve the expenditure of non-reimbursable funds other than the cost of Seller’s ordinary conduct of its business (FTE expense and administrative and ministerial out-of-pocket expenses)) to facilitate (including the execution and delivery of such further instruments and documents) the transfer of, or issuance to the Buyer of a grant in lieu of, that certain Grant Number 1U01AI095085-01, as revised on June 10, 2011, awarded by the National Institute of Allergy and Infectious Diseases (NIAID) to the Seller in support of the project entitled “Long-acting, self-administered HIV therapy with the CCR5 antibody PRO 140” (the “PRO 140 Grant”) to the Buyer, as may be required by NIAID. The Seller shall cooperate with the Buyer in a reasonable manner if the Buyer agrees to pay, or reimburse the Seller, for direct out of pocket expenses reasonably related to the subject matter in this Section 5(a), subject to Buyer’s doing so.

(b) Notices and consents. The Seller shall give any notices to third parties, and the Seller shall use its reasonable commercial efforts to obtain any third party consents, referred to in Section 3(c) and in connection with the Assigned Contracts. Each of the Parties shall give any notices to, make any filings with, and use its reasonable commercial efforts to obtain any authorizations, consents, and approvals of Governmental Authorities in connection with the matters referred to in Section 3(c) and Section 4(c) above.

(c) Operation of Acquired Assets. The Seller shall not engage in any practice, take any action, or enter into any transaction outside the Ordinary Course of Business with respect to the Acquired Assets.

(d) Access. The Seller shall permit representatives of the Buyer to have access at all reasonable times, and in a manner so as not to interfere with the normal business operations of the Seller, to the properties, personnel, books, records (including Tax records), contracts, and documents of or pertaining to the Acquired Assets and shall furnish the Buyer with copies of such documents and instruments and with such information with respect to the Acquired Assets as the Buyer may from time-to-time request. No investigation by the Buyer shall affect in any manner the representations and warranties made by the Seller in this Agreement, nor any other certificate or agreement furnished or to be furnished by the Seller to the Buyer or its representatives in connection herewith or pursuant hereto, and the right of the Buyer to rely on them. The Seller shall use its reasonable best efforts to keep the Buyer informed as to PRO 140 and Pre-Commercial Product and to advise the Buyer of all material matters pertaining to PRO 140 and Pre-Commercial Product prior to the Closing. The Buyer shall use its best efforts to keep the Seller fully informed as to Buyer’s affairs related to PRO 140 and Pre-Commercial Product and advise the Seller of all material matters the Buyer learns related to PRO 140 and Pre-Commercial Product pertaining to the Seller prior to the Closing to the extent such disclosure is permitted under Applicable Law. No investigation by the Seller of Buyer shall affect in any manner the representations and warranties made by the Buyer in this Agreement, nor any other certificate or agreement furnished or to be furnished by the Buyer to the Seller or its representatives in connection herewith or pursuant hereto, and the right of the Seller to rely on them, except to the extent the Seller has actual knowledge of the inaccuracy of any such representation or warranty.

(e) Notice of Developments. Each Party shall give prompt written notice to the other Party of any material adverse development causing a breach of any of its own representations and warranties in Section 3 and Section 4 above. No disclosure by any Party pursuant to this Section 5(e), however, shall be deemed to amend or supplement the Seller Disclosure Schedule or the Buyer Disclosure Schedules or to prevent or cure any misrepresentation, breach of warranty, or breach of covenant.

(f) Exclusivity. Neither the Seller, nor its Affiliates shall (i) solicit, initiate, or encourage the submission of any proposal or offer from any Person relating to the acquisition of the Acquired Assets, or (ii) participate in any discussions or negotiations regarding, furnish any information with respect to, or assist or participate in, or facilitate in any other manner any effort or attempt by any Person to do or seek any of the foregoing. The Seller will notify the Buyer immediately if any Person makes any proposal, offer, inquiry, or contact with respect to any of the foregoing.

6. Post-Closing Covenants. The Parties agree as follows with respect to the period following the Closing.

(a) General. In case at any time after the Closing any further action is necessary or desirable to carry out the purposes of this Agreement, each of the Parties shall take such further action (including the execution and delivery of such further instruments and documents) as the other Party reasonably may request, all at the sole cost and expense of the requesting Party (unless the requesting Party is entitled to indemnification therefor under Section 8 below). Without limiting the generality of the foregoing, the Seller will use commercially reasonable efforts (as provided in Section 5(a) above) to facilitate (including the execution and delivery of such further instruments and documents) the transfer of, or issuance of a grant in lieu of, the PRO 140 Grant to the Buyer, as may be required by NIAID. The Seller acknowledges and agrees that from and after the Closing, the Buyer shall be entitled to possession of originals or copies of all documents, books, records (including Tax records), agreements, and financial data of any sort relating to the Acquired Assets.

(b) Litigation support. If and for so long as any Party actively is contesting or defending against any action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand either pending at the time of Closing or brought within two years following the Closing, in connection with: (i) any transaction contemplated under this Agreement; or (ii) any fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction on or prior to the Closing Date involving the Acquired Assets, the other Party shall cooperate with the contesting or defending Party and its counsel in the contest or defense, make available its personnel, and provide such testimony and access to its books and records as shall be necessary in connection with the contest or defense, all at the sole cost and expense of the contesting or defending Party (unless the contesting or defending Party is entitled to indemnification therefor under Section 8 below).

(c) Transition. The Seller shall not take any action that is designed or intended to have the effect of discouraging any lessor, licensor, customer, supplier, or other business associate of the Seller related to the Acquired Assets from maintaining the same business relationships with the Buyer after the Closing as it maintained with the Seller prior to the Closing.

(d) Confidentiality. The Seller shall treat and hold as such all of the Confidential Information, refrain from using any of the Confidential Information except in connection with this Agreement, and deliver promptly to the Buyer or destroy, at the request and option of the Buyer, all tangible embodiments (and all copies) of the Confidential Information that are in its possession. If the Seller is requested or required (by oral question or request for information or documents in any legal proceeding, interrogatory, subpoena, civil investigative demand, or similar process) to disclose any Confidential Information, the Seller shall notify the Buyer promptly of the request or requirement so that the Buyer may seek an appropriate protective order or waive compliance with the provisions of this Section 6(d). If, in the absence of a protective order or the receipt of a waiver hereunder, the Seller is, on the advice of counsel, compelled to disclose any Confidential Information to any tribunal or else stand liable for contempt, the Seller may disclose the Confidential Information to the tribunal; provided, however, that the Seller shall use its best efforts to obtain, at the request of the Buyer, an order or other assurance that confidential treatment shall be accorded to such portion of the Confidential Information required to be disclosed as the Buyer shall designate.

(e) Covenant not to compete. For a period of five years from and after the Closing Date, neither the Seller nor any of its Affiliates shall engage directly or indirectly in the production, marketing, sale of any humanized monoclonal antibody or any other therapeutic agent targeted against the CCR5 receptor on human immunologic cells for the treatment of HIV infection; provided, however, that no owner of less than 1% of the outstanding stock of any publicly traded corporation shall be deemed to engage solely by reason thereof in any of its businesses. If the final judgment of a court of competent jurisdiction declares that any term or provision of this Section 6(e) is invalid or unenforceable, the Parties agree that the court making the determination of invalidity or unenforceability shall have the power to reduce the scope, duration, or area of the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified after the expiration of the time within which the judgment may be appealed.

7. Conditions to Obligation to Close.

(a) Conditions to obligation of the Buyer. The obligation of the Buyer to consummate the transactions to be performed by it in connection with the Closing is subject to satisfaction of the following conditions:

(i) the representations and warranties set forth in Section 3 above shall be true and correct in all material respects at and as of the Closing Date, except to the extent that such representations and warranties are qualified by the term “material,” in which case such representations and warranties (as so written, including the term “material”) shall be true and correct in all respects at and as of the Closing Date;

(ii) the Seller shall have performed and complied with all of its covenants hereunder in all material respects through the Closing, except to the extent that such covenants are qualified by the term “material,” in which case the Seller shall have performed and complied with all of such covenants (as so written, including the term “material”) in all respects through the Closing;

(iii) no action, suit, or proceeding shall be pending or threatened before any court or quasi-judicial or administrative agency of any federal, state, local or foreign jurisdiction or before any arbitrator wherein an unfavorable injunction, judgment, order, decree, ruling, or charge would: (A) prevent consummation of any of the transactions contemplated by this Agreement; (B) cause any of the transactions contemplated by this Agreement to be rescinded following consummation; (C) adversely affect the right of the Buyer to own the Acquired

Assets; or (D) affect adversely the business, assets, properties, operation (financial or otherwise), or prospects of the Buyer with respect to its ownership of the Acquired Assets or operation of its business as a result of such acquisition (and no such injunction, judgment, order, decree, ruling, or charge shall be in effect);

(iv) the Seller shall have delivered to the Buyer a certificate to the effect that each of the conditions specified in Section 7(a)(i)-(iii) above is satisfied in all respects;

(v) the Seller shall have procured all of the third party consents specified in Section 5(b) above, including, but not limited to, all necessary approvals and licenses to commence business operations with respect to the Acquired Assets of the various locations thereof;

(vi) the Seller shall have received all authorizations, consents, and approvals of Governmental Authorities referred to in Section 5(b) above;

(vii) the Seller shall have delivered to the Buyer a letter from the Seller to the FDA, duly executed by the Seller, relating to the transfer of the rights to the Acquired Assets to the Buyer, in a form reasonably satisfactory to Buyer;

(viii) the Seller shall have delivered to the Buyer a letter from the Seller to the FDA, Division of Drug Marketing, Advertising and Communication, duly executed by the Seller, notifying of the transfer of the Acquired Assets to the Buyer;

(ix) the Seller shall have entered into and delivered an assignment and bill of sale in form and substance to be mutually agreed to by the Parties and the same shall be in full force and effect;

(x) the Seller shall have entered into and delivered Intellectual Property assignments in form and substance to be mutually agreed to by the Parties and the same shall be in full force and effect;

(xi) the Buyer and the Seller shall have entered into a transition services agreement (the “Transition Services Agreement”), on terms and conditions satisfactory to the Buyer;

(xii) Buyer shall have obtained on terms and conditions satisfactory to it all of the financing and raising of capital it needs in order to consummate the transactions contemplated by this Agreement;

(xiii) all actions to be taken by the Seller in connection with consummation of the transactions contemplated by this Agreement and all certificates, opinions, instruments, and other documents required to effect the transactions contemplated by this Agreement shall be satisfactory in form and substance to the Buyer; and

(xiv) the Buyer shall have completed and been satisfied, in its sole discretion, with its continuing business, scientific, clinical, regulatory, financial, legal, tax, environmental, accounting and other due diligence investigation of the Acquired Assets.

The Buyer may waive any condition specified in this Section 7(a) if it executes a writing so stating at or prior to the Closing.

(b) Conditions to obligation of the Seller. The obligation of the Seller to consummate the transactions to be performed by it in connection with the Closing is subject to satisfaction of the following conditions:

(i) the representations and warranties set forth in Section 4 above shall be true and correct in all material respects at and as of the Closing Date except to the extent that such representations and warranties are qualified by the term “material,” in which case such representations and warranties (as so written, including the term “material”) shall be true and correct in all respects at and as of the Closing Date;

(ii) the Buyer shall have performed and complied with all of its covenants hereunder in all material respects through the Closing, except to the extent that such covenants are qualified by the term “material,” in which case the Buyer shall have performed and complied with all of such covenants (as so written, including the term “material”) in all respects through the Closing;

(iii) no action, suit, or proceeding shall be pending or threatened before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before any arbitrator wherein an unfavorable injunction, judgment, order, decree, ruling, or charge would: (A) prevent consummation of any of the transactions contemplated by this Agreement; (B) cause any of the transactions contemplated by this Agreement to be rescinded following consummation (and no such injunction, judgment, order, decree, ruling, or charge shall be in effect); or (C) affect adversely the business, assets, properties, operation (financial or otherwise), or prospects of the Buyer with respect to its ownership of the Acquired Assets or operation of its business as a result of such acquisition (and no such injunction, judgment, order, decree, ruling, or charge shall be in effect);

(iv) the Buyer shall have delivered to the Seller a certificate to the effect that each of the conditions specified in Section 7(b)(i)-(iii) above is satisfied in all respects;

(v) the Seller shall have procured all of the third party consents specified in Section 5(b) above, including, but not limited to, all necessary approvals and licenses to commence business operations with respect to the Acquired Assets of the various locations thereof;

(vi) the Seller shall have received all authorizations, consents, and approvals of Governmental Authorities referred to in Section 5(b) above;

(vii) the Buyer and the Seller shall have entered into the Transition Services Agreement on terms and conditions satisfactory to the Seller;

(viii) The Buyer shall have entered into and delivered (I) an assumption agreement relating to the Assumed Liabilities in form and substance to be agreed to by the Parties and (II) a perpetual, royalty-free, worldwide, sublicensable, non-exclusive license, limited solely to the field of oncology and oncology related programs and other human conditions, diseases and diagnostic applications that utilize antibodies and/or other proteins, but excluding urology, infectious diseases and human immunodeficiency virus, for PCT Application No. PCT/US2011/026647, titled “Concentrated Protein Formulations and Uses Thereof”, publication number WO2011/109365, which covers formulations comprising proteins other than the PRO 140 monoclonal antibody, in form and substance to be agreed to by the Parties, and each of the same shall be in full force and effect;

(ix) The Buyer shall have paid the Closing Payment simultaneously with the other closing matters; and

(x) The Buyer shall certify to Seller that no representation or warranty contained in this Agreement, or in any certificate or document furnished or to be furnished by the Buyer to the Seller or its representatives in connection herewith or pursuant hereto, contains an untrue statement of a fact or omit to state any fact required to make the statements herein or therein contained not misleading where necessary in order to provide the Seller with reasonably full and complete accurate material information as to the Buyer’s ability to enter into and consummate the transactions contemplated by, and to perform its obligations under this Agreement.

(xi) all actions to be taken by the Buyer in connection with the consummation of the transactions contemplated by this Agreement and all certificates, opinions, instruments, and other documents required to effect the transactions contemplated by this Agreement shall be satisfactory in form and substance to the Seller.

The Seller may waive any condition specified in this Section 7(b) if it executes a writing so stating at or prior to the Closing.

8. Remedies for Breaches of this Agreement.

(a) Survival of representations and warranties. All of the respective representations and warranties of the Seller and Buyer contained herein shall survive the Closing (even if the other party knew or had reason to know of any misrepresentation or breach of warranty at the time of Closing) and continue in full force and effect for a period of 18 months thereafter.

(b) Indemnification provisions for benefit of the Buyer. Except as limited in (i) below, if the Seller breaches (or if any third party alleges facts that, if true, would mean the Seller has breached) any of its representations, warranties, and covenants contained in this Agreement, and provided that the Buyer makes a written claim for indemnification against the Seller pursuant to Section 10(g) below within the survival period specifying in reasonable detail the breach of the misrepresentation, warranty or covenant that has occurred and the Adverse Consequences that have and will occur as a result thereof, then the Seller agrees to indemnify the Buyer, its Affiliates, and each of its and its Affiliates’ employees, officers, directors and agents (each a “Buyer Indemnified Party”) from and against the entirety of any Adverse Consequences any Buyer Indemnified Party may suffer through and after the date of the claim for indemnification (including any Adverse Consequences any Buyer Indemnified Party may suffer after the end of the survival period) resulting from, arising out of, relating to, in the nature of, or caused by the breach (or the alleged breach). In addition, notwithstanding the limitation in (i) of this Section 8 below, the Seller will indemnify, defend and hold harmless any Buyer Indemnified Party, from and against any and all Adverse Consequences that such Buyer Indemnified Party may suffer from or arising out of (i) any intentional misconduct or gross negligence on the part of the Seller in performing any activity contemplated by this Agreement; (ii) any Liability of the Seller that is not an Assumed Liability (including any Liability of the Seller that becomes a Liability of any Buyer Indemnified Party under any bulk transfer law of any jurisdiction, under any common law doctrine of de facto merger or successor Liability, or otherwise by operation of law); and (iii) any Liability of the Seller for the unpaid Taxes of any Person (including Seller) under any provision of state, local, or foreign law, as a transferee or successor, by contract, or otherwise.

(c) Indemnification provisions for benefit of the Seller. Except as provided in (i) below, if the Buyer breaches (or if any third party alleges facts that, if true, would mean the Buyer has breached) any of its representations, warranties, and covenants contained in this Agreement, and provided that the Seller makes a written claim for indemnification against the Buyer pursuant to Section 10(g) below within the survival period specifying in reasonable detail the breach of the misrepresentation, warranty or covenant that has occurred and the Adverse Consequences that have and will occur as a result thereof, then the Buyer agrees to indemnify the Seller, its Affiliates, and each of its and its Affiliates’ employees, officers, directors and agents (each a “Seller Indemnified Party”) from and against the entirety of any Adverse Consequences that any Seller Indemnified Party may suffer through and after the date of the claim for indemnification (including any Adverse Consequences that any Seller Indemnified Party may suffer after the end of the survival period) resulting from, arising out of, relating to, in the nature of, or caused by the breach (or the alleged breach). In addition, notwithstanding the limitation in (i) of this Section 8 below, the Buyer will indemnify, defend and hold harmless any Seller Indemnified Party, from and against any and all Adverse Consequences that any Seller Indemnified Party may suffer from or arising out of: (i) any intentional misconduct or gross negligence on the part of the Buyer in performing any activity contemplated by this Agreement; and (ii) the Assumed Liabilities; except, in each case (in (i) and (ii)), to the extent caused by the gross negligence or intentional misconduct of the Seller or a breach by the Seller of any of its representations, warranties or covenants set forth in this Agreement.

(d) Product Liability Indemnification. Buyer will indemnify, defend and hold harmless Seller, each of its Affiliates, and each of its and its Affiliates’ employees, officers, directors and agents (each, a “Seller Indemnified Party”) from and against any and all liability, loss, damage, expense (including reasonable attorneys’ fees and expenses) and cost (collectively, a “Liability”) that the Seller Indemnified Party may be required to pay to one or more Third Parties resulting from or arising out of (a) personal injury or death of any person as a result of use of PRO 140 or any Product containing PRO 140 supplied or sold by Buyer or its Affiliates or sublicensees or (b) the conduct by Buyer or its Affiliates or licensees or sublicensees of any pre-clinical or clinical studies in respect of PRO 140 or Products; except to the extent caused by the gross negligence or intentional misconduct of Seller or any Seller Indemnified Party or a breach by Seller of any of its representations, warranties or covenants set forth in this Agreement.

(e) Matters involving third parties.

(i) If any third party shall notify any Party (the “Indemnified Party”) with respect to any matter (a “Third Party Claim”) that may give rise to a claim for indemnification against the other Party (the “Indemnifying Party”) under this Section 8, then the Indemnified Party shall promptly notify the Indemnifying Party thereof in writing; provided, however, that no delay on the part of the Indemnified Party in notifying the Indemnifying Party shall relieve the Indemnifying Party from any obligation hereunder unless (and then solely to the extent) the Indemnifying Party thereby is prejudiced.

(ii) The Indemnifying Party shall have the right to defend the Indemnified Party against the Third Party Claim with counsel of its choice reasonably satisfactory to the Indemnified Party so long as: (A) the Indemnifying Party notifies the Indemnified Party in writing within 15 days after the Indemnified Party has given notice of the Third Party Claim that the Indemnifying Party shall indemnify the Indemnified Party from and against the entirety of any Adverse Consequences the Indemnified Party may suffer resulting from, arising out of, relating to, in the nature of, or caused by the Third Party Claim; (B) the Indemnifying Party provides the Indemnified Party with evidence reasonably acceptable to the Indemnified Party that the Indemnifying Party shall have the financial resources to defend against the Third Party Claim and fulfill its indemnification obligations hereunder; (C) the Third Party Claim involves only money damages and does not seek an injunction or other equitable relief; (D) settlement of, or an adverse judgment with respect to, the Third Party Claim is not, in the good faith judgment of the Indemnified Party, likely to establish a precedential custom or practice materially adverse to the continuing business interests of the Indemnified Party; and (E) the Indemnifying Party conducts the defense of the Third Party Claim actively and diligently.

(iii) So long as the Indemnifying Party is conducting the defense of the Third Party Claim in accordance with Section 8(d)(ii) above: (A) the Indemnified Party may retain separate co-counsel at its sole cost and expense and participate in the defense of the Third Party Claim; (B) the Indemnified Party shall not consent to the entry of any judgment or enter into any settlement with respect to the Third Party Claim without the prior written consent of the Indemnifying Party (not to be withheld unreasonably); and (C) the Indemnifying Party shall not consent to the entry of any judgment or enter into any settlement with respect to the Third Party Claim without the prior written consent of the Indemnified Party (not to be withheld unreasonably).

(iv) If any of the conditions in Section 8(d)(ii) above is or becomes unsatisfied, however, (A) the Indemnified Party may defend against, and consent to the entry of any judgment or enter into any settlement with respect to, the Third Party Claim in any manner it reasonably may deem appropriate (and the Indemnified Party need not consult with, or obtain any consent from, the Indemnifying Party in connection therewith), (B) the Indemnifying Party shall reimburse the Indemnified Party promptly and periodically for the costs of defending against the Third Party Claim (including reasonable attorneys’ fees and expenses), and (C) the Indemnifying Party shall remain responsible for any Adverse Consequences the Indemnified Party may suffer resulting from, arising out of, relating to, in the nature of, or caused by the Third Party Claim to the fullest extent provided in this Section 8.

(f) Intentionally Reserved.

(g) Recoupment against Additional Consideration. If the Buyer is entitled to indemnification under this Section 8 as a consequence of any Adverse Consequences it has suffered, Buyer shall have the option of recouping all or any part of any Adverse Consequences it has suffered (in lieu of seeking any indemnification to which it is entitled under this Section 8) by notifying the Seller that Buyer is reducing the amount of Additional Consideration, if any, payable by the Buyer to the Seller under Section 2(f) above.

(h) Other indemnification provisions. Except as provided herein, the indemnification provisions hereof are in addition to, and not in derogation of, any statutory, equitable, or common law remedy any Party may have for breach of representation, warranty, or covenant.

(i) Certain limitations. Except as provided in (b) and (c) of this Section 8 the indemnification provided for in this Section 8 shall be subject to the following limitations:

(A) Seller shall not be liable to a Buyer Indemnified Party until the aggregate amount of all Adverse Consequences in respect to its indemnification exceed $250,000 and then Seller shall be required to pay or be liable for all Adverse Consequences in excess of $250,000 and not in excess of $500,000. Seller shall not be required to pay or be liable for any Adverse Consequences in excess of $500,000 as aforesaid for Adverse Consequences that are subject to this ceiling (e.g., breach of representations and warranties but not intentional misconduct).

(B) Buyer shall not be liable to a Seller Indemnified Party until the aggregate amount of all Adverse Consequences in respect to its indemnification exceed $50,000 and then Buyer shall be required to pay or be liable for all Adverse Consequences in excess of $50,000.

9. Termination.

(a) Termination of Agreement. Certain of the Parties may terminate this Agreement as provided below:

(i) the Parties may terminate this Agreement by mutual written consent at any time prior to the Closing;

(ii) the Buyer may terminate this Agreement by giving written notice to the Seller if the Buyer is not satisfied with the results of its continuing business, scientific, clinical, regulatory, financial, Tax, legal, environmental, accounting and other due diligence regarding the Acquired Assets;

(iii) the Buyer may terminate this Agreement by giving written notice to the Seller at any time prior to the Closing: (A) if the Seller has breached any material representation, warranty, or covenant contained in this Agreement in any material respect, the Buyer has notified the Seller of the breach, and the breach has continued without cure for a period of 10 days after the notice of breach; or (B) if the Closing shall not have occurred on or before 90 days following the execution of this Agreement, by reason of the failure of any condition precedent under Section 7(a) above (unless the failure results primarily from the Buyer breaching any representation, warranty, or covenant contained in this Agreement); and

(iv) the Seller may terminate this Agreement by giving written notice to the Buyer at any time prior to the Closing: (A) if the Buyer has breached any material representation, warranty, or covenant contained in this Agreement in any material respect, the Seller has notified the Buyer of the breach, and the breach has continued without cure for a period of 10 days after the notice of breach; or (B) if the Closing shall not have occurred on or before 90 days following the execution of this Agreement, by reason of the failure of any condition precedent under Section 7(b) above (unless the failure results primarily from the Seller breaching any representation, warranty, or covenant contained in this Agreement).

(b) Effect of termination. If any Party terminates this Agreement pursuant to Section 9(a) above, all rights and obligations of the Parties hereunder shall terminate without any Liability of any Party to any other Party (except for any Liability of any Party then in breach).

10. Miscellaneous.

(a) Press releases and public announcements. No Party shall issue any press release or make any public announcement relating to the subject matter of this Agreement prior to the Closing without the prior written approval of the other Party; provided, however, that any Party may make any public disclosure it believes in good faith is required by Applicable Law or any listing or trading agreement concerning its publicly-traded securities (in which case the disclosing Party shall use its reasonable commercial efforts to advise the other Party prior to making the disclosure).

(b) No third-party beneficiaries. This Agreement shall not confer any rights or remedies upon any Person (including the employees of the Seller) other than the Parties and their respective successors and permitted assigns.

(c) Entire agreement. This Agreement (including the documents referred to herein) constitutes the entire agreement between the Parties and supersedes any prior understandings, agreements, or representations by or between the Parties, written or oral, to the extent they relate in any way to the subject matter hereof.

(d) Succession and assignment. This Agreement shall be binding upon and inure to the benefit of the Parties named herein and their respective successors and permitted assigns. No Party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other Party; provided, however, that the Buyer may: (i) assign any or all of its rights and interests hereunder to one or more of its Affiliates; and (ii) designate one or more of its Affiliates to perform its obligations hereunder (in any or all of which cases Buyer shall remain responsible for the performance of the obligations so assigned); and provided further, however, that the Seller may assign any or all of its rights and interests hereunder to one or more of its Affiliates, to any third party with which it merges or consolidates or to which it sells all or a substantial portion of its assets, properties or business, or in connection with any securitization of royalties or other payments due from Buyer to Seller hereunder (in any or all of which cases the Seller shall remain responsible for the performance of any obligations so assigned). Any assignment in violation of the foregoing shall be null and void.

(e) Counterparts. This Agreement may be executed in one or more counterparts (including by means of facsimile or electronic mail), each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

(f) Headings. The section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

(g) Notices. All notices, requests, demands, claims, and other communications hereunder shall be in writing. Any notice, request, demand, claim, or other communication hereunder shall be deemed duly given: (i) when delivered personally to the recipient; (ii) one Business Day after being sent to the recipient by reputable overnight courier service (charges prepaid); (iii) one Business Day after being sent to the recipient by facsimile transmission or electronic mail; or (iv) four Business Days after being mailed to the recipient by certified or registered mail, return receipt requested and postage prepaid, and addressed to the intended recipient as set forth below:

If to the Seller:

Progenics Pharmaceuticals, Inc.

777 Old Saw Mill River Road

Tarrytown, NY 10591

Attn: General Counsel

Telephone: 914.789.2800

Facsimile: 914.789.2856

Copy to:

Head, Business Development

If to the Buyer:

CytoDyn Inc.

110 Crenshaw Lake Road

Lutz, Florida 33548

Attention: Chief Executive Officer

Telephone: (813) 527-6969

Facsimile: (813) 527-6970

With copies to:

Holland & Knight, LLP

100 North Tampa Street

Suite 4100

Tampa, Florida 33602

Attention: Bernie A. Barton, Esq.

Telephone: (813) 227-6539

Facsimile: (813) 229-0134

Any Party may change the address to which notices, requests, demands, claims, and other communications hereunder are to be delivered by giving the other Party notice in the manner herein set forth.

(h) Governing law. This Agreement shall be governed by and construed in accordance with the domestic laws of the State of New York without giving effect to any choice or conflict of law provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of New York.

(i) Amendments and waivers. No amendment, modification, termination or waiver of any provision of this Agreement shall be valid unless the same shall be in writing and signed by the Buyer and the Seller. The Seller may consent to any such amendment at any time prior to the Closing with the prior authorization of its board of directors or stockholders. No waiver by any Party of any provision of this Agreement or any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, shall be valid unless the same shall be in writing and signed by the Party making such waiver nor shall such waiver be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such default, misrepresentation, or breach of warranty or covenant.

(j) Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.

(k) Expenses. The Buyer and the Seller shall bear its own costs and expenses (including legal fees and expenses) incurred in connection with this Agreement and the transactions contemplated by this Agreement. Without limiting the generality of the foregoing, all transfer, documentary, sales, use, stamp, registration and other such Taxes, and all conveyance fees, recording charges and other fees and charges (including any penalties and interest) incurred in connection with the consummation of the transactions contemplated by this Agreement shall be paid by the Seller when due, and the Seller will, at its own expense, file all necessary Tax Returns and other documentation with respect to all such Taxes, fees and charges, and, if required by Applicable Law, the Parties will, and will cause their Affiliates to, join in the execution of any such Tax Returns and other documentation.

(l) Construction. The Parties have participated jointly in the negotiation and drafting of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement. Any reference to any federal, state, local, or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. The word “including” shall mean including without limitation. The Parties intend that each representation, warranty, and covenant contained herein shall have independent significance. If any Party has breached any representation, warranty or covenant contained herein in any respect, the fact that there exists another representation, warranty or covenant relating to the same subject matter (regardless of the relative levels of specificity) that the Party has not breached shall not detract from or mitigate the fact that the Party is in breach of the first representation, warranty or covenant.

(m) Incorporation of Exhibits and Schedules. The Exhibits and Schedules identified in this Agreement are incorporated herein by reference and made a part hereof.

(n) Specific performance. Each Party acknowledges and agrees that the other Party would be damaged irreparably in the event any provision of this Agreement is not performed in accordance with its specific terms or otherwise is breached, so that a Party shall be entitled to injunctive relief to prevent breaches of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions hereof in addition to any other remedy to which such Party may be entitled, at law or in equity. In particular, the Parties acknowledge that the Seller’s businesses is unique and recognize and affirm that in the event that the Seller breaches this Agreement, money damages would be inadequate and the Buyer would have no adequate remedy at law, so that the Buyer shall have the right, in addition to any other rights and remedies existing in its favor, to enforce its rights and the other Parties’ obligations hereunder not only by action for damages but also by action for specific performance, injunctive, and/or other equitable relief.

(o) Submission to jurisdiction. Each of the Parties submits to the jurisdiction of any state or federal court sitting in the Borough of Manhattan in the State of New York, in any action or proceeding arising out of or relating to this Agreement and agrees that all claims in respect of the action or proceeding may be heard and determined in any such court. Each Party also agrees not to bring any action or proceeding arising out of or relating to this Agreement in any other court. Each of the Parties waives any defense of inconvenient forum to the maintenance of any action or proceeding so brought and waives any bond, surety, or other security that might be required of any other Party with respect thereto. Any Party may make service on the other Party by sending or delivering a copy of the process to the Party to be served at the address and in the manner provided for the giving of notices in Section 10(g) above. Nothing in this Section 10(o), however, shall affect the right of any Party to serve legal process in any other manner permitted by law or in equity. Each Party agrees that a final judgment in any action or proceeding so brought shall be conclusive and may be enforced by suit on the judgment or in any other manner provided by law or in equity.

[Signature Page to Follow]

IN WITNESS WHEREOF, the Parties have executed this Agreement effective as of the date first above written.

CYTODYN INC.

By:	/s/ Kenneth J. Van Ness

Name:	Kenneth J. Van Ness

Title:	President and CEO

PROGENICS PHARMACEUTICALS, INC.

By:	/s/ Robert A. McKinney

Name:	Robert A. McKinney

Title:	SVP & CFO